December 11, 1995

           GENERAL MILLS DECLARES QUARTERLY DIVIDEND;
                 UPDATES SHAREHOLDER RIGHTS PLAN

     MINNEAPOLIS, MINN. -- The General Mills' Board of

Directors today approved a quarterly dividend payment at the prevailing rate of 47 cents per share, payable February 1,

1996, to shareholders of record January 10.

     General Mills plans to review its dividend in calendar

1996 and intends to increase dividends over time--although at a rate slower than earnings growth until the payout ratio

reaches the targeted range of 50-to 60-percent.

     The Board also adopted an updated Preferred Share

Purchase Rights Plan to replace the existing plan which

expires in early March 1996.  The Board of Directors

originally adopted a Shareholder Rights Plan in February 1986 to protect shareholder interests in the event the Company was faced with a takeover initiative that would deny shareholders the full value of their investment.  General Mills has no

knowledge that anyone is considering a hostile takeover of

the Company.

     The new Rights are similar in purpose and effect to the

existing Rights, and are intended to enable all shareholders to realize the long-term value of their investment in General

Mills.  The new Rights will be exercisable only if a person

acquires, or announces a tender offer which would result in

ownership of, 20% or more of the Company's common stock.  The initial exercise price will be $240 per Right.  The Rights

will expire on February 1, 2006.  A summary of the updated

Rights plan will be sent to shareholders in February.